UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No.

FIRST CITIZENS BANCSHARES, INC.

(Name of Issuer)

CLASS B COMMON STOCK, $1.00 PAR VALUE

(Title of Class of Securities)

31946M-20-2

(CUSIP Number)

William R. Lathan, Jr. Ward and Smith, P.A. 1001 College Court New Bern, North Carolina 28562 (252) 672-5400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746(12-91)

SCHEDULE 13D

CUSIP No. 31946M-10-3	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS IRREVOCABLE TRUST 1990 DATED JANUARY 17, 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO; AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 498,482
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,482
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.40%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer

This Statement relates to the Class B Common Stock, $1 par value per share (“Class B Common Stock”), of First Citizens BancShares, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 4300 Six Forks Road, Raleigh, North Carolina 27609.

Item 2. Identity and Background

This statement is filed by the Irrevocable Trust 1990 dated January 17, 2011 (the “1990 Trust”) by and through its trustee, The Fidelity Bank.

The mailing address for the Trust is c/o The Fidelity Bank, Trustee, Trust and Investment Management Department, Post Office Box 129, Fuquay-Varina, North Carolina 27526, which is also the mailing address of the Trustee. Carmen Holding Ames currently is the income beneficiary of the 1990 Trust.

During the last five years, neither the 1990 Trust, nor the Trustee, has been convicted in any criminal proceeding, or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Trust was created under North Carolina law, and the Trustee is a commercial bank organized under the laws of North Carolina.

Item 3. Source and Amount of Funds or Other Consideration

The shares of the Issuer’s Class B Common Stock held by the 1990 Trust were transferred to it, without consideration, from a separate, existing trust (Irrevocable Trust under Agreement Dated March 28, 1990) through appointment by the trustees of the existing trust under North Carolina law as described in Item 5 below.

Item 4. Purpose of the Transaction

The income beneficiary of the 1990 Trust, Carmen Holding Ames, currently serves as a director of the Issuer and, therefore, participates with the Issuer’s Board of Directors in the consideration of and taking of action on significant corporate events involving the Issuer. However, shares of the Issuer’s Class B Common Stock held by the 1990 Trust are held by it for investment purposes and to fulfill its dispositive purposes.

Item 5. Interest in Securities of the Issuer

The 1990 Trust holds an aggregate of 498,482 shares of Class B Common Stock, constituting 30.40% of the total outstanding shares of the Issuer’s Class B Common Stock (based on 1,639,987 shares outstanding on June 6, 2011).

The shares of the Issuer’s Class B Common Stock were acquired by the 1990 Trust on June 2, 2011, by transfer, without consideration, from a separate, existing trust (Irrevocable Trust under Agreement dated March 28, 1990) through appointment by the trustees of that existing trust under North Carolina law. With the exception of the above transfer to it, the 1990 Trust has not effected any transactions in the Issuer’s Class B Common Stock during the 60 days preceding the filing of this Schedule 13D.

Under the agreement creating the 1990 Trust, the trustee is required to vote the shares of Class B Common Stock as directed by Ms. Ames, during her lifetime, and, while the trustee has dispositive power with respect to trust assets, during her lifetime Ms. Ames may elect to direct the investment of assets of the trust. As a result, the 1990 Trust, through its trustee, has no voting power with respect to the shares it holds, and it may be considered to have shared dispositive power with respect to the shares. Ms. Ames has sole voting power, and is considered to have shared dispositive power, with respect to the shares of Class B Common Stock held by the 1990 Trust.

Ms. Ames separate Schedule 13D reflects that she beneficially owns an aggregate of 594,277 shares of the Issuer’s Class B Common Stock (including the 498,482 shares held by the 1990 Trust), of which she is reported to have sole voting power with respect to an aggregate of 594,277 shares, sole dispositive power with respect to an aggregate of 1,049 shares, and shared dispositive power with respect to an aggregate of 561,759 shares. Ms. Ames is a United States citizen whose business address is Post Office Box 29549, Raleigh, North Carolina 27626. Her principal occupation is serving as a Director of the Issuer and its wholly-owned subsidiary, First-Citizens Bank & Trust Company. During the last five years, Ms. Ames has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

No person, other than the trustee on behalf of the 1990 Trust, is known to receive or have the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class B Common Stock held by the 1990 Trust.

The assets of the 1990 Trust include shares of the capital stock of various other entities, including First Citizens Bancorporation, Inc. (an aggregate of 6.3% of outstanding voting common stock), Southern BancShares (N.C.), Inc. (an aggregate of 2.1% of outstanding common stock), and Yadkin Valley Company (an aggregate of 2.9% of outstanding common stock). Those other entities collectively hold an aggregate of 70,419 shares of the Issuer’s Class B Common Stock. It is believed that the 1990 Trust does not control those other entities, and the 1990 Trust disclaims voting and dispositive power over the shares of Class B Common Stock held by those entities.

The trustee of the 1990 Trust also serves as trustee of five other, separate trusts which hold shares of the Issuer’s Class B Common Stock and in which Carmen Holding Ames is an income beneficiary. It is believed that the 1990 Trust does not control those other trusts, and, while the trustee has sole or shared dispositive power over the assets of those respective trusts, it does not exercise those powers for the benefit of the 1990 Trust, and the 1990 Trust disclaims voting and dispositive power over the shares of Class B Common Stock held by those other trusts. The numbers of shares (which are included in the shares listed above as beneficially owned by Ms. Ames), and percentages of total outstanding shares, of Class B Common Stock with respect to which each of those five separate trusts, through their trustee, have sole or shared dispositive power are as follows:

Holder of Shares	Total Number of Shares	Percentage of Outstanding Shares	Voting Power		Dispositive Power
			Sole	Shared	Sole	Shared

Lewis R. Holding Trust (1)	31,469	1.92%	-0-	-0-	31,469	-0-

Irrevocable Trust 1976 dated January 17, 2011 (2)	3,520	(3)	-0-	-0-	-0-	3,520

Irrevocable Trust 1979 dated January 17, 2011 (2)	58,917	3.59%	-0-	-0-	-0-	58,917

Irrevocable Trust (LRH Dynasty) dated January 17, 2011(2)	420	(3)	-0-	-0-	-0-	420

Irrevocable Trust (CSH Dynasty) dated January 17, 2011 (2)	420	(3)	-0-	-0-	-0-	420

Total	94,746	5.78%	-0-	-0-	31,469	63,277

(1)	The trust agreement requires that the trustee vote the shares as directed by Ms. Ames if she is living, but provides that the trustee has sole dispositive power over assets of the trust.

(2)	The trust agreement pertaining to each trust requires that the trustee vote the shares as directed by Ms. Ames during her lifetime. The trustee has dispositive power with respect to assets of each trust, but, during her lifetime, Ms. Ames may elect to direct investments of trust assets.
(3)	Less than 1.00%.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in footnotes to the table under Item 5 above, the trust agreement pertaining to the 1990 Trust gives Ms. Ames certain voting and dispositive powers with respect to the shares of Class B Common Stock held by the trust.

The assets of the 1990 Trust also include 294,040 shares of the Issuer’s Class A Common Stock. The trust agreement pertaining to the 1990 Trust gives Ms. Ames the same voting and dispositive powers as are described in footnotes to the table under Item 5 above with respect to those shares as it does with respect to the Class B Common Stock held by the trust.

Item 7. Material to be Filed as Exhibits.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By its execution hereof, by and through its undersigned officer thereunto duly authorized, the undersigned executes this Schedule 13D on behalf of, and in its capacity as Trustee of, the Trust named below.

June 8, 2011	IRREVOCABLE TRUST 1990, DATED JANUARY 17, 2011

	BY:	THE FIDELITY BANK, TRUSTEE

	BY:	/S/ Jonathan N. Perry
Jonathan N. Perry
Managing Director